

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Denis Savinskii
President and Chief Executive Officer
Griegstrasse, 9 – Nesonova
Stuttgart, Germany 70195

      **Re:    SavDen Group Corp.**
              **Registration Statement on Form S-1**
              **Filed June 19, 2015**
              **File No. 333-205121**

Dear Mr. Savinskii:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note that your assets consist solely of cash, and your operations to date have been primarily organizational. As such, we believe you are a shell company as defined in Securities Act Rule 405 of Regulation C. Please disclose your shell company status on the prospectus cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Prospectus Summary, page 5

2.      Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. This comment also applies to the first risk factor on page 7.

3.      As you state on page 21, please disclose that if you fail to raise a minimum of $42,000 under this offering, you will be forced to scale back or abandon the implementation of your 12-month plan of operations.

Risk Factors

"We may continue to lose money," page 7

4.      Please revise to disclose your accumulated losses to date.

"We have limited sales and marketing…," page 8

5.      Please clarify why experience in the social media or internet industries is relevant when you plan to develop a multilingual online computing platform to assist businesses in preparing presentations to investors and revise as appropriate.

"Any significant disruption…," page 9

6.      Please revise to remove any implication that you have any customers.  This comment also applies to the Description of Business section.

"We are an "Emerging Growth Company" under the Jobs Act…," page 11

7.      Please revise to clarify whether you have elected to take advantage of the extended transition period for complying with new or revised accounting standards.  In this regard, you indicate in the first paragraph on page 12 that you have elected to take advantage of the benefits of this extended transition period, but also indicate in the third paragraph on page 12 that have made the irrevocable election to not adopt the extended transition period.

Use of Proceeds, page 15

8.      Please add disclosure that assumes that a smaller portion of the offering will be completed, such as the sale of ten percent or 25% of the offered shares.  The disclosure under the dilution heading and elsewhere, as applicable, should be supplemented in a corresponding manner.  In preparing the expanded use of proceeds disclosure, please consider Instruction 3 to Item 504 of Regulation S-K.

Dilution, page 16

9.      You indicate that the historical net tangible book value is based on the number of shares of common stock outstanding as of May 31, 2015.  However, we note from your financial statements that you had no shares issued and outstanding as of May 31, 2015.  Please revise.

Plan of Operation, page 18

10.  In describing your plan of operations and your estimated expenses for the next 12 months, please add disclosure that assumes that a smaller portion of the offering will be completed, such as the sale of ten percent or 25% of the offered shares.  Please also disclose the operations you will be able to implement with the capital resources currently available.

Description of Business, page 22

11.  Please state clearly that you have not yet developed the software you plan to offer.  Also state that there is no guarantee you will be able to develop an operational and marketable product.

Clients, page 23

12.  Please disclose in which regions you will target potential clients and offer your software.

Plan of Distribution, page 28

13.  Please tell us where Mr. Savinskii's family, friends, business associates and acquaintances to whom he plans to offer the shares in this offering are located.

Index to Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

14.  We note that the address for the board of directors included in the audit report is the address of your registered agent.  Please revise, or advise.

15.  We note the disclosures throughout your filing that your independent registered public accountant has issued an audit opinion which includes a statement expressing substantial doubt as to your ability to continue as a going concern.  In addition, we note the going concern disclosure in the notes to your financial statements.  However, the audit report included in the filing does not include such an explanatory paragraph.  Please revise.

Part II. Information Not Required in the Prospectus

Item 16. Exhibits

16.  Exhibit 3.1 was filed in an improper format.  Please refile this agreement in a text-searchable format.  See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 31 (June 2015).

17.  Please file the form of subscription agreement you intend to use.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:     Diane Harrison, Esq.
        Harrison Law, P.A.